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SECURITI 03013314 SSION

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RECEIVED FEB 24 2003 165 MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rodgers Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Glen Echo Road, Suite 101
(No. and Street)

Nashville (City) Tennessee (State) 37215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Thorne (615) 383-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crosslin, Vaden & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

2525 West End Avenue, Suite 1100 (Address) Nashville (City) TN (State) 37203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 06 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Thorne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Capital Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSLIN VADEN
CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

Independent Auditors' Report

The Board of Directors
Rodgers Capital Corporation
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Rodgers Capital Corporation (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Capital Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crosslin, Vaden & Associates, P.C.
January 22, 2003

2525 West End Avenue, Suite 1100 · Nashville, Tennessee 37203 · *phone:* 615-320-5500 · *fax:* 615-329-9465 · www.crosslinvaden.com
An Independent Member of The BDO Seidman Alliance

RODGERS CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
Cash and cash equivalents	$12,255	$14,409

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES		
Accrued taxes	$ 80	$ 80
Advance receipts	1,587	3,428
	1,667	3,508
STOCKHOLDER'S EQUITY (Note B)		
Common stock - no par value; $350 stated value; 1,000 shares authorized; 100 shares issued and outstanding	35,000	35,000
Additional paid-in capital	15,200	15,200
Retained deficit	(39,612)	(39,299)
Total Stockholder's Equity	10,588	10,901
Total Liabilities and Stockholder's Equity	$ 12,255	$ 14,409

See notes to financial statements.

RODGERS CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

RODGERS CAPITAL CORPORATION

Table of Contents

	Page
FINANCIAL STATEMENTS	
U. S. Securities and Exchange Commission Form X-17A-5	1 - 2
Independent Auditors' Report	3
Statements of Financial Condition	4
Statements of Operations	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 9
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3	11
Information Relating to Possession or Control Requirements Under Rule 15c3-3	12
Statement of Changes in Liabilities Subordinated to Claims of Creditors	13
Auditors' Report on Internal Control	14 - 15

RODGERS CAPITAL CORPORATION
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2002	2001
REVENUE		
Consulting income	$ 49,930	$ -
Interest income	-	429
Other income	-	5,000
Total Revenue	49,930	5,429
EXPENSES		
Consulting expenses	44,425	-
Administrative expenses	5,818	5,363
Total Expenses	50,243	5,363
NET INCOME (LOSS)	$(313)	$ 66

See notes to financial statements.

RODGERS CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balances at January 1, 2001	$35,000	$10,000	$(39,365)	$ 5,635
Net income	-	-	66	66
Capital contribution	-	5,200	-	5,200
Balances at December 31, 2001	35,000	15,200	(39,299)	10,901
Net loss	-	-	(313)	(313)
Balances at December 31, 2002	$35,000	$15,200	$(39,612)	$ 10,588

See notes to financial statements.

RODGERS CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	2001
Cash flows from operating activities:		
Cash received from customers	$ 49,930	$ -
Interest income	-	429
Other income	-	5,000
Administrative expenses paid	(5,818)	(5,363)
Advance for project expenses	-	5,000
Project expenses paid	(46,266)	(1,572)
Net cash provided (used) by operating activities	(2,154)	3,494
Cash flows from financing activities:		
Capital contribution	-	5,200
Net cash provided by financing activities	-	5,200
Net increase (decrease) in cash and cash equivalents	(2,154)	8,694
Cash and cash equivalents at beginning of year	14,409	5,715
Cash and cash equivalents at end of year	$ 12,255	$ 14,409

Reconciliation of net income (loss) to net cash provided (used) by operating activities:

	2002	2001
Net income (loss)	$(313)	$ 66
Adjustments to reconcile net income (loss) to cash provided (used) by operating activities		
Increase (decrease) in advance receipts	(1,841)	3,428
Net cash provided (used) by operating activities	$(2,154)	$3,494

See notes to financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is registered as a securities broker/dealer and is subject to the requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Use of Estimates in the Preparation of Financial Statements

Judgment and estimation is exercised by management in certain areas of the preparation of financial statements. The more significant area includes the valuation allowance related to deferred income tax assets. Management believes that such estimate has been based on reasonable assumptions and is appropriate. Actual results could differ from the estimate.

B. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as those terms are defined in the rule.

The Company had the following requirements and balances as of December 31, 2002 and 2001:

	December 31,	
	2002	2001
Aggregate indebtedness ($1,667 - 2002; $3,508 - 2001) times 6 2/3%	$111	$234
Net capital requirement - minimum	5,000	5,000
Net capital at year end	10,588	10,901
Ratio of aggregate indebtedness to net capital	.15744 to 1	.32181 to 1

C. INCOME TAXES

The Company had no income tax expense for the years ended December 31, 2002 and 2001. The Company has deferred tax assets approximating $20,300 and $19,600 as of December 31, 2002 and 2001, respectively, which result solely from the recognition of net operating losses and which are offset by a valuation allowance of an equal amount.

At December 31, 2002, the Company had cumulative net operating loss carryforwards to offset future federal and state taxable income of approximately $53,000, expiring from 2006 to 2017.

SUPPLEMENTAL INFORMATION

SCHEDULE I
RODGERS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS	
Accrued taxes	$ 80
Advance receipts	1,587
TOTAL AGGREGATE INDEBTEDNESS	$1,667
NET CAPITAL	$10,588
Minimum capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 5,588
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.15744 to 1
NET WORTH	
Common stock	$ 35,000
Additional paid-in capital	15,200
Retained deficit	(39,612)
	10,588
NET CAPITAL, as reported on FOCUS Part IIA	$ 10,588

SCHEDULE II
RODGERS CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3
DECEMBER 31, 2002

This report does not include a Computation for Determination of Reserve Requirements under Rule 15c3-3 as an exemption is claimed under Rule 15c3-3(k)(2)(i).

SCHEDULE III
RODGERS CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

This report does not include information relating to possession or control requirements, as the Company holds no customer funds or securities, and an exemption is claimed under Rule 15c3 -3.

SCHEDULE IV
RODGERS CAPITAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
DECEMBER 31, 2002

A Statement of Changes in Liabilities Subordinated to Claims of Creditors is not included in this report as the Company has had no subordinated liabilities during the audit period.

CROSSLIN VADEN
CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

Auditors' Report on Internal Control

The Board of Directors
Rodgers Capital Corporation
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Rodgers Capital Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crosslin, Vaden + Associates, P.C.

January 22, 2003